Exhibit 99.1

NewGen Announces Strategic Acquisition of MicroSort Reproductive Technology

The technology, which will be acquired for US$5 million, allows for the separation of X and Y chromosome-bearing sperm cells

MicroSort offers several advantages for those seeking reproductive assistance and prevention of certain genetic disorders

BANGKOK, Jan. 21, 2025 (GLOBE NEWSWIRE) -- NewGenIvf Group Limited (NASDAQ: NIVF) (“NewGen” or the “Company”), a comprehensive fertility services provider in Asia helping couples and individuals obtain access to fertility treatments, today announced that it has entered into a definitive agreement to acquire MicroSort, a proprietary sperm-sorting technology that enhances the Company’s capabilities in providing assisted reproductive services. This strategic acquisition strengthens NewGen’s position in the growing global fertility services market, bolstering the Company’s comprehensive array of options for those seeking reproductive assistance.

MicroSort enables the separation of X and Y chromosome-bearing sperm cells prior to in vitro fertilization (IVF) procedures. This sophisticated process involves fluorescent DNA staining and advanced flow cytometry, allowing for highly precise sperm cell sorting based on chromosomal content. The technology can be applied for couples who are looking to balance their family compositions, as well as those looking to prevent certain genetic diseases, specifically X-linked or X-limited disorders. MicroSort already has established commercial applications and an existing license base in several countries, including Thailand, Japan, Cambodia, and Mexico.

Under the terms of the agreement, NewGen will acquire the technology for US$5 million, to be satisfied through a combination of US$750,000 in cash and the issuance of 2,500,000 ordinary shares (as may be adjusted for any reverse stock split carried out by the Company prior to Completion) at a deemed value of US$1.70 per share. The US$5 million purchase price, which has been approved by NewGen’s board of directors, is supported by an independent third party valuation. This transaction structure, which is expected to boost the Company’s shareholders’ equity by US$4.25 million at the time of Completion, is expected to optimize the Company’s capital allocation while adding significant technological capabilities to its service portfolio. Under the terms of the agreement, NewGen will assume the existing licensing agreements associated with MicroSort, which should create an immediate additional revenue stream through license fees from current users.

Mr. Siu Wing Fung Alfred, Founder, Chairman, and CEO of NewGen, commented, “This acquisition represents a significant milestone in our growth strategy and enhances our ability to provide advanced fertility solutions to our clients. Beyond the strategic value of expanding our service offerings, this transaction is structured to strengthen our balance sheet through the issuance of equity at a premium to market price. We believe this enhancement to shareholders’ equity may support our ongoing efforts to meet Nasdaq Capital Market continued listing requirements. The integration of this technology into our existing service platform will strengthen our market position in the rapidly growing Asian fertility services market. In addition, MicroSort provides options for families looking to prevent certain genetic disorders, an application which will allow us to expand these services into countries like China and other burgeoning markets in Asia. We are thrilled to be able to offer new options for our customers, and we are optimistic about the impact our acquisition of MicroSort will have on our clients and our company.”

About NewGen

NewGen is a comprehensive fertility services provider in Asia helping couples and individuals obtain access to fertility treatments. With a mission to aid couples and individuals in building families regardless of fertility challenges, NewGen has dedicated itself to creating increased access to infertility treatment and providing comprehensive fertility services for its customers. NewGen’s management team collectively has over a decade of experience in the fertility industry. NewGen’s clinics are located in Thailand, Cambodia, and Kyrgyzstan, and present a full suite of services for its patients, including comprehensive infertility and assisted reproductive technology treatments, egg and sperm donation, and surrogacy, in the appropriate jurisdictions, respectively. To learn more, visit www.newgenivf.com. The information contained on, or accessible through, NewGen’s website is not incorporated by reference into this press release, and you should not consider it a part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s future commercial operations, business strategy, and financial condition. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s inability to implement its business plans, identify and realize additional opportunities, including opportunities presented by the availability of technology like MicroSort, the Company’s inability to meet or exceed its financial projections, or changes in the regulatory or competitive environment in which the Company operates. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s annual report on Form 20-F and other documents filed or to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. Copies of these documents are available on the SEC’s website, www.sec.gov. All information provided herein is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

ICR, LLC
Robin Yang
Phone: +1 (212) 537-4406
Email: Newgenivf.IR@icrinc.com